Exhibit 3

Excerpt from Preliminary Proxy Statement

[See attached]

BACKGROUND AND REASONS FOR THE SOLICITATION

Since acquiring Units in 2020, from time to time the Participants have engaged with the Trustee, investors and other industry participants (including Blackbeard Operating, LLC (“Blackbeard”), the operator of the properties in the Waddell Ranch, in Crane County, Texas, in which the Trust holds a 75% net overriding royalty) to better understand current developments, the economic potential of the Waddell Ranch properties and opportunities to create value for Unitholders.

The Participants now believe, based on their work, that the current structure of the Trust’s Royalties on the Waddell Ranch properties is sub-optimal for Unitholders:

•	The Royalties held by the Trust on the Waddell Ranch properties are burdened by the accrued capital and operating costs associated with oil and gas operations, including the costs of drilling, completion and abandonment (“Production Costs”), in addition to traditional royalty deductions for post-production marketing costs (“Post-Production Costs”).

•	The technology utilized to develop oil and gas formations in the Permian Basin where the Waddell Ranch is located has changed significantly since 1980, when the Trust was initially formed. In particular, the advent of horizontal drilling and hydraulic fracturing technology – developments not anticipated by the Settlor – has unlocked new opportunities for oil and gas production, while significantly increasing the cost and complexity associated with drilling new wells. This is reflected in the development of the Waddell Ranch properties, where Blackbeard has drilled approximately 265 horizontal wells and 428 vertical wells since 2020. Based on information in the 2024 Annual Report and the Trust’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, there has been both a significant increase in (i) the Production Costs incurred to develop the Waddell Ranch properties – from $28,405,719 in 2019 to $224,970,682 in 2024, and (ii) gross proceeds of sales from the Waddell Ranch properties – from $39,425,195 in 2019 to $242,067,954 in 2024.[1]

•	Despite the significant increase in revenue from production between 2019 and 2024, deductions for accrued Production Costs negatively impacted upside in the form of distributions to the Trust for the Royalties from the Waddell Ranch properties, which were $8,264,606 in 2019 (representing approximately 21.0% of gross proceeds) and $12,822,955 in 2024 (representing 5.3% of gross proceeds).

o	Under the Trust’s Royalty conveyance documents, if Production Costs and Post-Production Costs exceed revenues for the Waddell Ranch properties or the other Royalty properties in Texas, such excess costs must be recovered, with accrued interest, from future net proceeds and cannot reduce net proceeds from the other conveyance. During such “excess cost deficit” periods, the Trust receives no distributions and is instead forced to effectively borrow money from Blackbeard at prevailing short-term Treasury rates that must be offset from future production and revenue otherwise paid to the Trust. Unitholders assume substantial economic risk under such an arrangement as the return on horizontally fractured wells is highly dependent on crude oil prices in the first few months of production. Unlike Blackbeard, the Trust, as currently constructed, is not permitted to hedge this risk. This creates a potential misalignment in incentives between Blackbeard and Unitholders and increases risk that these investments generate inadequate, or potentially negative, returns.

o	The Waddell Ranch properties have not contributed any Royalty income to the Trust since October 2024 and remain in a deficit position of approximately $28 million as of June 30, 2025. The Participants believe that a traditional royalty that is free from deduction for all Production Costs and subject to only limited Post-Production Costs would have generated steady, predictable distributable cash flow during this period.

[1]	Note that, per the 2024 Annual Report, oil and gas production for the calendar year 2024 reported above is associated with actual production for 11 months from November 2023 through September 2024 for the Waddell Ranch properties because as of the filing of the 2024 Annual Report, Blackbeard had refused to provide the Trustee with information necessary to calculate the net proceeds as of the New York Stock Exchange notification date for the monthly distribution beginning in May 2024.

o	Blackbeard has invested almost $500 million of cash flow (more than $10.00 per Unit if the Participants’ internally modeled capital expenditures through September 2025 are included) into developing the Waddell Ranch properties since becoming operator. Due to the restrictive nature of the Trust Indenture, Unitholders have not been informed as to how this money is being invested – returns, break-evens, projections and other factors. The Participants believe that Unitholders should be informed about how their money is being invested. Through these capital expenditures, Unitholders have, in effect, financially supported Blackbeard’s efforts in better understanding the Waddell Ranch properties. The Participants believe these lessons learned likely have similar application to properties on the Central Basin Platform and that Unitholders should benefit financially if Blackbeard’s operations expand into territories having similar geologic characteristics.

•	As royalty trust owners, the Participants know most Unitholders bought an interest in the Trust with the expectation of consistent cash flow (distributions). Due to the nature of the Royalties on the Waddell Ranch properties, which are fully burdened by Production Costs, distributions have been limited. We believe these Production Costs may continue to be elevated for the foreseeable future and as a result, under the current Trust structure, there will continue to be limited, if any, distributions to the Trust. In that regard, we know that Blackbeard currently has 34 permits outstanding for new wells approved by the railroad commission that have not yet been drilled.

•	In addition, we note that the Royalties held by the Trust on the Waddell Ranch properties do not uniformly burden the lands within the Waddell Ranch, but rather only burden certain tracts within those lands. The Participants believe that this limitation combined with the unusual structure of the Royalty has potentially suppressed additional development on the Waddell Ranch properties.

In light of the foregoing, the Participants believe that Unitholders would benefit from the ability to effect various transactions that are currently restricted activities under the Trust Indenture – activities which could also be better pursued if the Trust was converted into a publicly traded corporation or limited liability company (the “Proposed Conversion”). The Proposed Conversion would be effected by means of (a) the transfer of the Trust’s assets to a newly-formed corporation or limited liability company (“Newco”), (b) the subsequent distribution of Newco’s equity interests to Unitholders and (c) the termination of the Trust.

The Proposed Conversion would (a) allow management by a board of directors or other governing body operating under modern governance principles and (b) such governing body, with the support of professional management, could facilitate Newco’s ability to explore value-maximizing transactions. These potential transactions could include, among other things (collectively, the “Potential Strategic Transactions”):

•	restructuring the Trust’s existing net overriding royalty interest (which is burdened by Production Costs) in certain tracts held by Blackbeard within the Waddell Ranch into a traditional oil and gas mineral royalty that is not burdened by Production Costs covering 100% of the tracts owned by Blackbeard within the Waddell Ranch, and potentially seeking an interest in royalties generated by the surface estate associated with the Waddell Ranch properties – an asset mix that would provide more consistent cash flow over time. We believe that Blackbeard will be incentivized to exchange the current Royalty held by the Trust for a more industry-standard royalty structure;

•	evaluating and pursuing what we believe are ample opportunities to invest in similar properties in the region;

•	seeking partnership opportunities with Blackbeard to participate in the monetization of the knowledge and expertise gained by Blackbeard in operating the Trust’s properties; and

•	implementing a hedging strategy, which would better align the economic incentives of Blackbeard and Unitholders.

We believe both the Proposed Conversion and the Potential Strategic Transactions are not permitted under the Trust Indenture and could not be effected without amendments to the Trust Indenture, which requires a super-majority vote. See information under the heading “BACKGROUND ON THE TRUST—Super-Majority Voting Requirements under Trust Indenture” above. The Participants have been advised that achieving such a vote is practically impossible given the disperse ownership of Unitholders and historical lack of participation by Unitholders at special meetings. By way of illustration, the last special meeting of Unitholders, held on May 4, 2022, garnered a quorum of approximately 54.8% of the outstanding Units after a solicitation period of over three months. In fact, the special meeting, which was initially scheduled for April 5, 2022, had to be adjourned due to lack of a requisite quorum. Therefore, the Participants believe that the only pragmatic path to effect the Proposed Conversion and Potential Strategic Transactions is by means of the Indenture Reformation.

Even if the Proposed Conversion is not effected, we believe that effecting the Indenture Reformation will give the Trustee and Unitholders the flexibility to approve Potential Strategic Transactions and other transactions that would otherwise require super-majority voting, such as selling the Royalties to a third party in a transaction that is financially favorable to Unitholders, or other Potential Strategic Transactions (although each such transaction would have to be approved via individual Trust Indenture amendments and would be difficult to negotiate and effect without the support of a governing body and professional management team).

SOFTVEST CANNOT GUARANTEE THAT IF (1) THE INDENTURE REFORMATION IS APPROVED, THE PROPOSED CONVERSION WILL BE PURSUED OR COMPLETED OR (2) THE PROPOSED CONVERSION IS COMPLETED, BLACKBEARD AND ITS AFFILIATES (OR ANY OTHER COUNTERPARTY) WILL ENTER INTO ANY POTENTIAL STRATEGIC TRANSACTION ON TERMS ACCEPTABLE TO THE BOARD OF DIRECTORS OR OTHER GOVERNING BODY OF NEWCO OR THAT THE BOARD OF DIRECTORS OR SUCH OTHER GOVERNING BODY OF NEWCO WILL ENGAGE IN ANY DISCUSSION RELATED TO ONE OR MORE POTENTIAL STRATEGIC TRANSACTIONS.